Mail Stop 4561

August 18, 2008

Mr. Ernie R. Krueger
Executive Vice President and
Chief Financial Officer
Mackinac Financial Corporation
130 South Cedar Street
Manistique, Michigan 49854

      Re: Mackinac Financial Corporation
             Form 10-K for the Year Ended December 31, 2007
             File No. 000-20167

Dear Mr. Krueger:

      We have reviewed your filing and have the following comment. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and disclosure controls and procedures.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K/A for the year ended December 31, 2007

Item 8A. Controls and Procedures

1. We note that in your amended 10-K your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please further amend the 10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal

year. Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3872 if you have questions regarding this comment.

Sincerely,

Hugh West
Accounting Branch Chief